FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

AuRico Gold Inc.
320 Bay Street
Suite 1520
Toronto, Ontario
M5H 4A6 CANADA

Item 2	Date of Material Change

June 13, 2011

Item 3	News Release

An AuRico Gold Inc. press release was disseminated over Canada NewsWire on June 13, 2011.

Item 4	Summary of Material Change

AuRico Gold receives overwhelming shareholder approval for corporate name change from Gammon Gold

Item 5	Full Description of Material Change

AuRico Gold Inc. (TSX:AUQ) (NYSE: AUQ), (“AuRico”) announced today that it has received overwhelming shareholder approval to change its corporate name from Gammon Gold Inc. to AuRico Gold Inc. (pronounced oh-REE-koh). The name change was approved at the Company’s Annual and Special Meeting of Shareholders held on June 9, 2011. The new name will be effective on June 14, 2011.

The Company’s Toronto Stock Exchange and its New York Stock Exchange ticker symbol have both changed to “AUQ” to reflect the new name, representing gold equivalent. Trading under the new ticker symbol will become effective at the opening of trading on June 14th. The Company will also launch a new website, www.auricogold.com and a new logo.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Rene Marion
President & Chief Executive Officer
AuRico Gold Inc.
Tel: (647) 260-8880

Item 9	Date of Report

June 13, 2011